Kimberly Karcewski Vargo 202.346.4304 KVargo@ goodwinprocter.com	Goodwin Procter LLP Counselors at Law 901 New York Avenue NW Washington, DC 20001 T: 202.346.4000 F: 202.346.4444

April 30, 2014

Mr. Keith Gregory Securities and Exchange Commission 100 F Street, NE Mail Stop 4720 Washington, DC 20549-4720
Re:	Van Eck Funds (the “Registrant”) Registration Nos. 002-97596; 811-04297

Dear Mr. Gregory:

As counsel to the Registrant, we are writing to respond to the comments provided by the staff (the “Staff”) of the Division of Investment Management of the Securities and Exchange Commission (“Commission”) to us by telephone on March 26, 2014 in connection with the Registrant’s Post-Effective Amendment No. 120 under the Securities Act of 1933, as amended (the “1933 Act”), and Amendment No. 121 under the Investment Company Act of 1940, as amended (the “1940 Act”), which was filed with the Commission on February 10, 2014 with respect to the Multi-Manager Alternatives Fund (the “Fund”), a series of the Registrant.

For your convenience, summaries of these comments are set forth in italics below, each of which is followed by our response. The term “Subsidiary,” as used in this letter, refers to a wholly-owned Cayman Islands subsidiary in which the Fund may invest up to 25% of its total assets. Reference to an “Item” in a response is a reference to an Item of Form N-1A.

GENERAL

Comment 1:

Consider whether the cover page of the prospectus should have the word “diversification” included in the graphic given that the Fund is a non-diversified fund.

Response 1:

The Registrant will remove the word “diversification” from the graphic included on the cover page of the Fund’s prospectus.

Comment 2:

Please confirm that any missing information in the Fund’s prospectus, statement of additional information (“SAI”) and Part C will be filed by amendment to the Registrant’s registration statement.

Mr. Gregory
April 30, 2014

Response 2:

We have confirmed that the Registrant will include, as appropriate, any missing information in the Registrant’s 485(b) filing.

SUBSIDIARY

Comment 3:

Disclose that the Fund and the Subsidiary will meet the requirements of the 1940 Act governing capital structure and leverage (Section 18).

Response 3:

The Registrant hereby confirms that the Fund and the Subsidiary will meet the requirements of the 1940 Act on a consolidated basis involving Section 18 concerning capital structure and leveraging, but the Registrant respectfully declines to expressly disclose this in its registration statement.

Comment 4:

Disclose that the investment adviser to the Subsidiary complies with the provisions of the 1940 Act relating to investment advisory contracts (Section 15) as an investment adviser to the fund under Section 2(a)(20) of the 1940 Act. In addition, file as an exhibit to the Registrant’s registration statement the investment advisory agreement between the Subsidiary and its investment adviser.

Response 4:

Effective May 1, 2014, the investment adviser for the Fund will also serve as the investment adviser for the Subsidiary. The investment adviser and the Subsidiary will enter into an investment advisory agreement (the “Agreement”) that sets forth the investment advisory services to be performed by the investment adviser, the fees to be paid for such services and related matters. The investment adviser will receive compensation pursuant to its investment advisory agreement with the Fund for managing the assets of the Fund, including the assets invested in the Subsidiary. Accordingly, the Agreement will provide that the investment adviser is to receive no additional compensation for providing services to the Subsidiary under the Agreement. Because the Subsidiary is not registered as an investment company under the 1940 Act, the Agreement is not subject to the requirements of Section 15 of the 1940 Act, although the services performed by the investment adviser under the Agreement will be subject to review by the Board of Trustees of the Registrant, including the “independent” Trustees of the Registrant, in connection with the Board’s annual review of the Registrant’s investment advisory contract with the investment adviser with respect to the Fund. Thus, the Registrant respectfully declines to disclose that the investment adviser, as the investment adviser to the Subsidiary, complies with the provisions of the 1940 Act relating to investment advisory contracts. In addition, the

Mr. Gregory
April 30, 2014

Registrant does not consider the Agreement to be a material agreement that needs to be filed as an exhibit to the Registrant’s registration statement.

Comment 5:

Disclose that the Subsidiary will meet the requirements of the 1940 Act relating to affiliated transactions and custody (Section 17). In addition, identify the Subsidiary’s custodian.

Response 5:

The Subsidiary will meet the requirements of the 1940 Act relating to affiliated transactions and custody (Section 17), but respectfully declines to expressly disclose this in the Registrant’s registration statement. The Subsidiary’s custodian is the same as that of the Fund.

Comment 6:

Disclose: (1) whether the Fund has received a private letter ruling from the Internal Revenue Service stating that undistributed income derived from the Subsidiary is qualifying income, and (2) if the Fund has not received a private letter ruling, its basis for determining that such undistributed income is qualifying income, such as an opinion of counsel.

Response 6:

In connection with the action taken by the Registrant to authorize investing a portion of the Fund’s assets in the Subsidiary, the Registrant sought and obtained advice of special counsel regarding the treatment by the Fund of income allocable from the Subsidiary for Federal income tax purposes. In the section of the prospectus entitled “Investment objective, strategies, policies, risks and other information – Additional Information About Principal Investment Strategies and Risks – Regulatory”, the Registrant discloses that the Fund expects to invest its assets in the Subsidiary, consistent with applicable law and the advice of counsel, in a manner that should permit the Fund to treat income allocable from the Subsidiary as qualifying income. The Registrant believes that such actions and related disclosures are appropriate and consistent with industry practice.

Comment 7:

Disclose, as appropriate, whether any of the Subsidiary’s principal investment strategies or principal risks constitute principal investment strategies or risks of the Fund. The principal investment strategies and principal risk disclosures of the Fund should reflect the aggregate operations of the Fund and the Subsidiary.

Response 7:

The Subsidiary generally employs the same investment strategy as the Fund with respect to the commodity portion of the Fund’s portfolio, except that, as disclosed in the prospectus, the

Mr. Gregory
April 30, 2014

Subsidiary may invest without limitation in commodity-linked swap agreements and other commodity-linked derivative instruments, including futures.

Comment 8:

Please confirm whether the Subsidiary’s financial statements will be consolidated with the Fund’s financial statements.

Response 8:

The Subsidiary’s financial statements will be consolidated with the Fund’s financial statements.

Comment 9:

Confirm supplementally that: (1) the Subsidiary’s expenses will be included in the Fund’s prospectus fee table; (2) the Subsidiary and its board of directors will agree to designate an agent for service of process in the United States; (3) the Subsidiary and its board of directors will agree to the inspection of the Subsidiary’s books and records by the staff; and (4) the Subsidiary’s board of directors will sign the Fund’s registration statement.

Response 9:

All of the Subsidiary’s expenses will be included in the Fund’s prospectus fee table. The Subsidiary’s financial statements will be consolidated with the Fund’s financial statements. Therefore, the expense information included in the Fund’s fee table will reflect the Fund’s and the Subsidiary’s expenses in the aggregate. Also, although not required by applicable law, the Registrant will designate a domestic (U.S.) agent for service of process. In addition, we have confirmed that the Subsidiary consents to the examination of its books and records.

However, the Board of Directors of the Subsidiary will not sign the Registrant’s registration statement. Unlike a traditional master-feeder arrangement in which the feeder fund invests 100% of its assets in a master fund, and essentially assumes the master fund’s financial results (adjusted for expenses and distributions at the feeder fund level), the Subsidiary’s operating results represent only a portion (up to 25%) of the Fund’s operating results. Accordingly, we do not believe that it is necessary or appropriate for the Subsidiary to sign the Registrant’s registration statement.

PROSPECTUS

Comment 10:

Include in the Fund’s principal investment strategies an 80% policy pursuant to Rule 35d-1 under the 1940 Act given the Fund’s use of the term “Alternatives” in its name.

Mr. Gregory
April 30, 2014

Response 10:

The Registrant does not view the Fund’s name as being subject to the requirements of Rule 35d-1, as it does not believe that “Alternatives” suggests a certain type of investment.

Comment 11:

In the “Annual Fund Operating Expenses” table included in the section of the Fund’s prospectus entitled “Fund summary information – Fund Fees and Expenses” replace the line items entitled “Total Annual Fund Operating Expenses including Dividends and Interest Payments on Securities Sold Short and AFFE” and “Total Annual Fund Operating Expenses Excluding Dividends and Interest Payments on Securities Sold Short and AFFE” with “Total Annual Fund Operating Expenses” and “Total Annual Fund Operating Expenses After Fee Waiver [and/or Expense Reimbursement].”

Response 11:

The Registrant will make the requested changes in the Fund’s 485(b) filing.

Comment 12:

In the “Annual Fund Operating Expenses” table included in the section of the Fund’s prospectus entitled “Fund summary information – Fund Fees and Expenses” include a line item that shows the total amount of “Other Expenses”.

Response 12:

The Registrant will make the requested change in the Fund’s 485(b) filing.

Comment 13:

Revise the disclosure included in the section of the Fund’s prospectus entitled “Fund Summary Information - Principal Investment Strategies” by (i) writing the disclosure in plain English, (ii) removing references to the 1940 Act and any limitations under the 1940 Act and (iii) moving the manager-of-managers exemptive order disclosure to a later section of the prospectus. In addition, explain the following strategies in a more concise manner: (i) trends, (ii) long/short credit fixed income, (iii) fixed income and/or interest rate arbitrage, (iv) volatility arbitrage and (v) volatility premium capture. Also, try to avoid the use of the term “arbitrage” when explaining investment strategies that use arbitrage.

Response 13:

The Registrant believes that the current disclosure is adequate, except that the Registrant will move the manager-of-managers exemptive order disclosure included in the “Fund summary information – Principal Investment Strategies” section of the Fund’s prospectus to the section of

Mr. Gregory
April 30, 2014

the Fund’s prospectus entitled “Shareholder Information - Management of the Fund.”

Comment 14:

With respect to the emerging markets neutral strategy, replace or explain “beta neutral.”

Response 14:

The Registrant believes that the current disclosure is adequate.

Comment 15:

Review the Fund’s principal investment strategies and principal risks and move any non-principal investment strategies and principal risks to the section of the Fund’s prospectus that includes disclosure responsive to Item 9 (i.e. convertible securities, preferred stocks, etc.).

Response 15:

The Registrant believes that the principal investment strategies’ and principal risks’ disclosures are appropriate.

Comment 16:

Consider revising the Fund’s principal investment strategies and principal risks to include disclosure relating to significant fund investments as appropriate, e.g. oil, minerals, specific geographic regions and countries, etc.

Response 16:

The Registrant believes that the principal investment strategies’ and principal risks’ disclosures are adequate.

Comment 17:

Consider adding a principal risk for commodities and commodity-linked derivatives given that some of the Fund’s principal investment strategies relate to exposure to commodities. Also, consider disclosing in the principal risk entitled “Subsidiary”, the risks relating to position limits on derivatives, including commodities that are or may be established by certain trading establishments now or in the future.

Response 17:

The Registrant will add a principal risk for commodities and commodity-linked derivatives in the Fund’s 485(b) filing. In addition, the Registrant will add some disclosure about the risks relating to position limits on derivatives in the Fund’s principal risk regarding derivatives.

Mr. Gregory
April 30, 2014

Comment 18:

Disclose supplementally whether the Fund will invest directly in hedge funds and to the extent the Fund does invest in hedge funds include disclosure in the Fund’s prospectus and SAI.

Response 18:

We have confirmed with the Registrant that the Fund does not currently intend to invest directly in hedge funds.

Comment 19:

Disclose that the Fund’s investment strategies may involve active and frequent trading and include corresponding risk factors (i.e. portfolio turnover) and how it may affect Fund performance. Also, disclose the tax effect that active and frequent trading may have on Fund performance.

Response 19:

The Registrant acknowledges that the Fund has experienced a relatively high historical portfolio turnover rate given the Fund’s ability to hire and terminate investment sub-advisers in accordance with the terms of the Registrant’s manager-of-managers exemptive order. Accordingly, the Registrant will revise the section of the Fund’s prospectus entitled “Fund summary section - Principal Risks – Multiple Investment Advisers” by replacing the second sentence with the following: “This may cause a higher portfolio turnover rate, higher transaction costs and/or higher taxes when Fund shares are held in a taxable account.”

Comment 20:

Consider whether the following are principal risks of the Fund: (a) prepayment risk, (b) sovereign and emerging market debt risk, (c) foreign currency risk and (d) tax risk (Subchapter M qualifying income regarding subsidiary and Fund investments in derivatives).

Response 20:

The Registrant believes that the current disclosure is adequate.

Comment 21:

Confirm supplementally that the following statement is accurate: “Some of the risks of investing in foreign securities may be reduced when the Fund invests indirectly in foreign securities through American Depositary Receipts (ADRs), European Depositary Receipts

Mr. Gregory
April 30, 2014

(EDRs), American Depositary Shares (ADSs), Global Depositary Shares (GDSs), and other securities which are traded on larger, recognized exchanges and in stronger, more recognized currencies.”

Response 21:

The Registrant will replace the above-referenced sentence with the following: “The Fund may invest indirectly in foreign securities through depositary receipts, such as American Depositary Receipts (ADRs), which involve risks similar to those associated with direct investments in such securities.”

Comment 22:

Enhance the model/data risk disclosure included in the “Investment objective, strategies, policies, risks and other information – Additional Information About Principal Investment Strategies and Risks” section of the Fund’s prospectus to discuss the “inherent” risks of using models and data.

Response 22:

The Registrant believes that the current model/data risk disclosure is adequate.

Comment 23:

Consistently use either “Return Before Taxes” or “Before Taxes” in the caption below each class name in the section of the Fund’s prospectus entitled “Fund summary information – Performance.”

Response 23:

The Registrant will delete the term “Return” in each “Return Before Taxes” caption in the Fund’s 485(b) filing.

Comment 24:

Confirm supplementally whether the returns of the HFRX Global Hedge Fund Index are gross of hedge fund fees and expenses.

Response 24:

We have confirmed with the Registrant that the returns of the HFRX Global Hedge Fund Index are net of hedge fund fees and expenses.

Mr. Gregory
April 30, 2014

Comment 25:

Disclose that taking temporary defensive positions may not be consistent with the Fund’s principal investment strategies and explain the effect, i.e. not achieving the Fund’s investment objective.

Response 25:

The Registrant will replace the temporary defensive position disclosure included in the section of the Fund’s prospectus entitled “Investment objective, strategies, policies, risks and other information – Additional Investment Strategies – Investing Defensively” with the following:

The Fund may take temporary defensive positions that are inconsistent with the Fund’s principal investment strategies in anticipation of or in an attempt to respond to adverse market, economic, political or other conditions. The Fund may not achieve its investment objective while it is investing defensively.

Comment 26:

Disclose in the Fund’s prospectus the aggregate fee paid to all investment sub-advisers.

Response 26:

A condition to the Registrant’s manager-of-managers exemptive order is that the Fund include in its registration statement aggregate fee disclosure. Accordingly, the Fund includes such disclosure in its SAI.

Comment 27:

If a particular investment sub-adviser manages a significant portion of the Fund’s assets (30% or more of the Fund’s net assets), provide the name of the investment sub-adviser pursuant to Item 5 and provide disclosures responsive to Item 20.

Response 27:

The Registrant has confirmed that none of the investment sub-advisers manages 30% or more of the Fund’s net assets.

Mr. Gregory
April 30, 2014

Comment 28:

With respect to the disclosures included in the section of the Fund’s prospectus entitled “Other Additional Information - Important Information Regarding Dividends and Interest Paid on Securities Sold Short and Acquired Fund Fees and Expenses”:

(a) clarify that it is possible that dividends and interest on securities sold short may not be significantly offset by the income derived on cash proceeds on securities sold short; and

(b) consider removing or moving the section so as not to confuse investors regarding the purpose/utility of the information.

Response 28:

With respect to (a) above, the first paragraph of the section of the Fund’s prospectus entitled “Other Information - Important Information Regarding Dividends and Interest Paid on Securities Sold Short and Acquired Fund Fees and Expenses” has been replaced with the following:

When the Fund sells a security short, the Fund borrows the identical security from a lender (directly or indirectly through a broker) to settle the short sale transaction. The Fund is obligated to pay an amount equal to all dividends declared or interest accrued on the borrowed security while the short position is outstanding, which payments are treated as an expense of the Fund.

In addition, the Registrant believes that the section provides investors with additional information about dividends and interest paid on securities sold short and is not confusing in terms of its placement as it is included in the back portion of the statutory prospectus and is clearly identified as “other information” by the title of the section.

STATEMENT OF ADDITIONAL INFORMATION

Comment 29:

Include disclosure in the SAI regarding the Fund’s use of commodities and commodity-linked derivatives given that some of the Fund’s principal investment strategies relate to exposure to commodities.

Mr. Gregory
April 30, 2014

Response 29:

The Registrant will make the requested change in the Fund’s 485(b) filing.

Comment 30:

Disclose whether the Fund may use derivatives for speculative purposes, including risks related to the strategies and techniques that the Fund will use.

Response 30:

The Registrant will disclose in the Fund’s 485(b) filing that it may use derivatives for speculative purposes.

Comment 31:

Disclose whether the Fund can short exchange-traded products (“ETPs”) given that the disclosure included in the “Fund summary information - Principal Investment Strategies” section of the Fund’s prospectus discloses that the Fund can short ETPs.

Response 31:

The Registrant will make the requested change in the Fund’s 485(b) filing.

Comment 32:

Disclose whether the Fund will invest in credit-default swaps or index swaps, including risks related thereto.

Response 32:

The Registrant will disclose in the Fund’s 485(b) filing that it may invest in credit-default swaps and index swaps.

Comment 33:

Pursuant to Item 16(d), describe the types of investments that the Fund may make when taking a temporary defensive position.

Response 33:

The Registrant will include the following disclosure in the section of the Fund’s SAI entitled “Investment Policies and Risks” in the Fund’s 485(b) filing:

Mr. Gregory
April 30, 2014

“The Fund may take temporary defensive positions in anticipation of or in an attempt to respond to adverse market, economic, political or other conditions. Such a position could have the effect of reducing any benefit the Fund may receive from a market increase. When taking a temporary defensive position, the Fund may invest all or a substantial portion of its total assets in cash or cash equivalents, government securities, short-term or medium-term fixed income securities, which may include, but not be limited to, shares of other mutual funds, U.S. Treasury Bills, commercial paper or repurchase agreements. The Fund may not achieve its investment objective while it is investing defensively.”

Comment 34:

Disclose supplementally whether the Fund will look through underlying funds for purposes of concentration.

Response 34:

We are not aware of any SEC requirement to look-through to an underlying fund’s holdings when determining compliance with the Fund’s industry concentration limit. The Fund’s fundamental concentration limit explicitly excludes securities of other investment companies and the Fund will not look through to an underlying fund’s investments for purposes of its concentration policy.  To clarify the Fund’s position with respect to its concentration policy, the Registrant will add the following to the Fund’s SAI:   “To the extent the Fund invests its assets in underlying investment companies, 25% or more of the Fund’s total assets may be indirectly exposed to a particular industry or group of related industries through its investment in one or more underlying investment companies.”

Comment 35:

Pursuant to Item 16(f)(ii) and (vi), in the section of the Fund’s SAI entitled “Portfolio Holdings Disclosure”, consider describing the policies and procedures used by the Fund to monitor information that is disclosed about portfolio securities.

Response 35:

We respectfully decline to revise the disclosure in the section of the Fund’s SAI entitled “Portfolio Holdings Disclosure”. We believe that the disclosures included in the sub-section entitled “Portfolio Holdings Disclosure - Conditional Use of Selectively-Disclosed Portfolio-Related Information” address the staff’s comments.

Mr. Gregory
April 30, 2014

Comment 36:

Disclose in the SAI information required by Form N-1A with respect to the officers of the Fund (including employment, compensation, directorships and managed account information).

Response 36:

We have confirmed that the Registrant includes in the SAI fund officer information required to be disclosed pursuant to Form N-1A.

Comment 37:

Disclose with greater specificity portfolio manager compensation, e.g. whether any part of the compensation is measured against the performance of a benchmark over a specified period of time or subject to any objective factors.

Response 37:

The Registrant believes that the current disclosure is adequate. The Registrant confirmed that the Fund’s adviser uses performance generally as one of several qualitative factors in determining the compensation of investment personnel and that compensation is not tied directly to objective measures of over- or under-performance of specific benchmarks for specified time periods.

PART C

Comment 38:

Include in the Part C the information required by Item 29 concerning control entities.

Response 38:

The Registrant will include the requested information in the Fund’s 485(b) filing.

******************

We trust that these responses adequately address the Staff’s comments. The Registrant accepts responsibility for the adequacy and accuracy of the disclosure in the Registrant’s registration statement filing that is the subject of this letter. The Registrant acknowledges that Staff comments or changes to disclosure in response to Staff comments in the filing reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing. The Registrant further acknowledges that it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. Gregory
April 30, 2014

Should you have any further questions or comments, please do not hesitate to contact me at the number referenced above.

Very truly yours,

/s/ Kimberly Karcewski Vargo

Kimberly Karcewski Vargo

cc:        Jonathan Simon, Esq.

Wu Kwan Kit, Esq.

Philip Newman, Esq.